U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

33-82870A
SEC FILE NUMBER

253869 10 1
CUSIP NUMBER

NOTIFICATION OF LATE FILING

☐ Form 10-K and Form 10-KSB ☐  Form 20-F ☐  Form 11-K ☒  Form 10-Q and Form 10-QSB ☐  Form N-SAR

For Period Ended: March 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

     Full Name of Registrant: Digital Recorders, Inc.
     Former Name if Applicable:

Address of Principal Executive Office:	5949 Sherry Lane, Suite 1050 Dallas, Texas 75225

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        X   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        X   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant’s statement or other exhibit required by Rule 12b-25 is attached.

Part III — Narrative

      See Attachment III

Part IV — Other Information

            (1) Name and telephone number of person to contact in regard to this notification

               David N. Pilotte, Chief Financial Officer, (214) 265.1202.

            (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

            (3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See Attachment III

      Registrant has caused this notification to be signed on its behalf thereunto duly authorized.

Date: May 17, 2005

Digital Recorders, Inc.
By:	/s/ David N. Pilotte
David N. Pilotte, Chief Financial Officer

Attachment IV

The Company is in the process of finalizing a complex accounting question with respect to previously disclosed changes to the Series AAA Preferred Stock Articles of Incorporation that lowered the annual interest rate from 10% to 5% and lowered the conversion price from $8.00 to $5.50. Resolution of the accounting question may have a material effect on the Company’s unaudited financial statements for the quarter ended March 31, 2005, and related disclosures in its Quarterly Report on Form 10-Q. The Company is working with its independent registered public accountants to resolve the matter. Although the Company’s management and audit committee have been working diligently to resolve the accounting question, the Company was not able to complete and submit the Company’s Quarterly Report on Form 10-Q by the prescribed due date. The Company expects to file the Form 10-Q within the time period prescribed by Rule 12b-25(b)(2)(ii) under the Securities and Exchange Act of 1934.

A reasonable estimate of the results of operations cannot be made because the financial statements have not been completed. In addition, resolution of the matter described above is required before the contemplated changes can be described and quantified. However, as reported in its Current Report on Form 8-K furnished to the Commission on April 29, 2005,the Company’s first quarter sales were approximately $10.6 million, reflecting a decrease of 12.4 percent from the $12.1 million in sales posted for the same period a year ago, and the Company expects to record a significant loss for the quarter ended March 31, 2005, compared to net income applicable to common shareholders of $86 thousand from the corresponding period last year. The decrease in net income is primarily due to: 1) lower sales in the transportation communications segment due to continued softness in the market, 2) a lower gross margin percentage in the law enforcement and surveillance segment due to customer mix and a large percentage of sales comprised of lower margin purchased components rather than internally manufactured components, and 3) higher operating and personnel costs.

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